Mail Stop 4561

May 4, 2009

Susan K. Still
President and Chief Executive Officer
Hometown Bankshares Corporation
202 South Jefferson Street
Roanoke, Virginia 24011

     Re: **Hometown Bankshares Corporation**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed April 10, 2009
              File No. 333-158525

Dear Ms. Still:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise your filing to include additional information regarding your participation in the Capital Purchase Program. For example, please describe how your participation in the program would impact how you operate your company and disclose how you intend to use the proceeds you receive. Please refer to Staff Guidance for Financial Institutions Filing Proxy Statements in Connection with the TARP Capital Purchase Program, which can be found on the Commission's website at: http://www.sec.gov/divisions/corpfin/cffilingguidance.htm.

2.	Please unbundle the material changes in the new charter, or advise us why you think it is not necessary.

3.	We remind you of the updating requirements under Rule 3-12 of Regulation S-X.

4.	Please include an updated consent from your independent accountant in the pre-effective amendment.

5.	Please revise to include the financial statements filed in Exhibit 13 within the text of your Form S-4 and prospectus.

6.	To the extent the report on your financial statements issued by the independent accountants' references management's assessment of the effectiveness of the company's internal control over financial reporting at December 31, 2008, please revise to disclose management's report on internal controls over financial reporting at that date.

Registration Statement Cover Page

7.	We note that you have determined the registration fee based on Rule 457(f)(1). Please disclose whether there is a market for your shares. If there is a market for your shares, please disclose what specified date within 5 business days prior to the date of filing the registration statement you used in determining the average of the bid and asked price. If there is no market for your shares, please tell us why you did not compute the registration fee based on Rule 457(f)(2).

Prospectus Cover Page

8.	Please revise your prospectus cover page to conform with Item 501 of Regulation S-K.

The Reorganization, page 2

9.	On page 3, you state that Bank stockholders have cumulative voting rights, yet on page 17, you state that Bank stockholders do not have cumulative voting rights. Please revise your disclosure to resolve the discrepancy.

10.	On page 3, you state that Company stockholders owning at least 20% of the Company's outstanding stock will have the authority to call special stockholder meetings, yet on page 17, you state that Company Bylaws provide that special meetings of the stockholders may be called by the board of directors, the Chairman of the Board or the President. Please revise your disclosure to resolve the discrepancy.

Risk Factors, page 7

11.   Please revise the "Risk Factors" section summary to present the information disclosed using bullet points, subcaptions or another more readable format.

12.   You state on page 8 that if the reorganization is not approved, the Bank will be "eligible" to participate in the TARP program yet you also state on page 8 that "the inability to participate in the TARP program if the reorganization is not approved will restrict the Bank's ability to grow and to support its existing business…" Please revise to remedy this discrepancy.

Forward Looking Statements, page 9

13.   Since this filing is an initial public offering, it may contain forward-looking statements, but not forward-looking statements within the meaning of securities laws. Please revise.

Selected Financial Data, page 10

14.   To the extent that the amounts are shown here in thousands, please revise to reflect that. Conversely, to the extent that the amounts shown on page 52 on your Pro Forma Parent Company Balance Sheet are shown in actual dollars, please revise your label to reflect that they are not shown in thousands.

15.   We note your presentation of "tangible capital." This measure appears to be non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide similar non-GAAP measures or ratios based off it in the future, the staff notes the following:

*   To the extent these measures and/or ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures and/or ratios as non-GAAP measures and complying with all of the disclosure requirements.

*   To the extent that you plan to disclose these measures and/or ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

*   To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure and/or as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

- As it relates to the presentation ratios computed with a measure of risk weighted assets, in future filings, please separately quantify your risk-weighted assets as of the date specified, generally disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Quorum Required to Vote, page 11

16. We note that you disclose that more than two-thirds of the Bank's outstanding common stock must approve the reorganization for it to be passed and that not returning a proxy card, not voting in person at the Meeting or abstaining from voting will have the same effect as voting against the Plan and Agreement of Share Exchange. Please also disclose the information required by Item 18(a)(6) of Form S-4 for each matter which is to be submitted to a vote of security holders, including each material change to the Articles of Incorporation and Bylaws submitted to a vote of security holders and the election of directors.

Conditions That Must be Satisfied Before the Reorganization Can Occur, page 15

17. We note that you have disclosed the dates that the company received approval from the Board of Governors of the Federal Reserve System for the company to become a bank holding company and the date the company received approval from the BFI for the company to acquire control of the Bank. However, you have not disclosed the status of the compliance regarding other federal or state regulatory requirements. Please revise your disclosure to include the status of such compliance.

Nominees for Election, page 21

18. It appears that you have provided the information required by Item 403 of Regulation S-K for the nominees for director and for any persons who is known to you to be the beneficial owners of more than five percent of any class of your voting securities. Please revise your disclosure to also include the information required by Item 403 of Regulation S-K for each of your named executive officers.

19. We note that you have disclosed the current principal occupations of each person nominated to become a director. However, Item 401(e) of Regulation S-K requires a description of the business experience during the past five years of each person nominated to become a director. Please revise to provide the information required by Item 401(e) of Regulation S-K.

Directors Meetings, Committees and Fees

20.   We note that you disclose that directors of the Bank currently receive no fees for board meetings and no fees for attending committee meetings.   However, please also disclose the information required by Item 402(r) of Regulation S-K.

Corporate Governance Matters, page 24

21.   We note that you state that the Compensation Committee consists of the following non-employee directors: Messrs. Cartledge, Dalhouse, Foti, Murphy and Rakes. However, please provide the information required by Item 407(e)(4) of Regulation S-K under the caption "Compensation Committee Interlocks and Insider Participation."

Employment Agreements, page 28

22.   Please disclose the information required by Item 401 of Regulation S-K for executive officers.

23.   Please disclose the material terms of each contract that provides for payment(s) to each named executive officer in connection with termination without cause and termination with cause. See Item 402(q)(2) of Regulation S-K.

Information About Hometown Bank, page 30

24.   We note that you disclose that the Bank employs 71 persons. Please revise to also disclose separately the number of full-time employees that the Bank employs. See Item 101(h)(4)(xii) of Regulation S-K.

Market Price of HomeTown Bank's Common Stock and Dividends, page 31

25.   Please include the information required by Item 201(a)(1)(iii) and Item 201(a)(1)(v) of Regulation S-K.

26.   Please include the information required by Item 201(d) of Regulation S-K.

Management's Discussion and Analysis

Allowance for Loan Losses, page 39

27.   If true, please revise your future filings to more clearly and definitively disclose, here and elsewhere your document as applicable, that you believe the allowance for loan losses you established as of the balance sheet dates presented is "appropriate" to cover the inherent probable losses in the portfolio.

28.   Please revise to provide a tabular allocation of your Allowance for loan losses as of the end of each reported period. Refer to Item IV.B of Industry Guide 3.

Certain Relationships and Related Transactions, page 57

29.   We note that you disclose that William R. Rakes, a Director and General Counsel of the Bank, and the law firm with which he is associated, provide legal services to the Bank. Please also disclose Mr. Rakes' position with the law firm, the law firm's name and that the law firm has given an opinion upon the validity of the securities being registered. Please see Item 509 of Regulation S-K.

30.   Please confirm that fees paid to Gentry Locke Rakes & Moore, LLP have not exceeded $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years of the Bank's total assets for the requisite period indicated in Item 404(d) of Regulation S-K.

31.   We note the disclosure on page 57 that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with others. Please revise, if accurate, to disclose that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 22. Undertakings

32.   Please provide the undertaking set forth in Item 512(a)(5)(i) or Item 512(a)(5)(ii) of Regulation S-K, as applicable, or explain to us why you have not included either.

33.   Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K or explain to us why you have not included this Item 512 undertaking.

Exhibits

34.   We note that on page 18, you state that before the reorganization may take place, the Bank must receive an opinion of counsel that the reorganization will qualify as a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended and provide the federal income tax consequences of the reorganization.   Please include the opinion of counsel as to tax matters as an exhibit to this Form S-4. See Item 601(b)(8) of Regulation S-K.

Exhibit 5

35.   Please revise your legality opinion to opine on the legality of the securities under the laws of the state in which the Company is incorporated.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax: (540) 983-9400
       Douglas W. Densmore, Esq.
       Gentry Locke Rakes & Moore, LLP